SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2019:

(  ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

( X ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev Luxembourg S.À.R.L.						CPF/CNPJ:
Qualification: Position – Total Return Swap

Initial Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Derivatives		Swap referenced in Shares				30,039,800
Derivatives		Swap referenced in ADR				26,974,653

(1)  When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)   Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)   Quantity multiplied by price.

(*) In accordance with the Circular Letter/CVM/SEP/Nº07/2017, date information of the total return swap conclusion and not the date of the financial settlement of the transaction.

INDIVIDUAL FORM

Article 11 - CVM Instruction # 358/2002

In December 2019:

( X ) the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002.(1)

(   ) no securities and derivatives operations took place, in compliance with Article 11 - CVM Instruction # 358/2002, with my securities and derivatives positions as follows.

Company Name: Ambev S.A.
Name: Ambev S.A.						CPF/CNPJ: 07.526.557/0001-00
Qualification: Outstanding Shares in Treasury

Initial Balance

Securities / Derivatives		Securities Characteristics (2)					Quantity
Shares		Common					3,221,390

Transactions in the month

Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (3)
Shares	Common	Direct with the Company	Conversion into ADR	16	7,002	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	20	3,122	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	20	5,409	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	23	97,667	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Conversion into ADR	27	8,027	R$ 0.00	R$ 0.00
			Total Conversion into ADR (Sell)		121,227		R$ 0.00
Shares	Common	Direct with the Company	Diferred Shares	02	8,055	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Exerc Options	04	25,385	R$ 11.9720	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	09	25,385	R$ 11.9720	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	13	46,000	R$ 6.9588	R$ 320,104.80
Shares	Common	Direct with the Company	Exerc Options	13	45,175	R$ 9.3596	R$ 422,819.93
Shares	Common	Direct with the Company	Exerc Options	13	25,385	R$ 11.9720	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	13	19,415	R$ 17.1980	R$ 333,899.17
Shares	Common	Direct with the Company	Exerc Options	13	34,225	R$ 17.6820	R$ 605,166.45
Shares	Common	Direct with the Company	Exerc Options	16	29,125	R$ 17.1980	R$ 500,891.75
Shares	Common	Direct with the Company	Exerc Options	16	16,126	R$ 17.5600	R$ 283,172.56
Shares	Common	Direct with the Company	Exerc Options	18	30,125	R$ 9.3596	R$ 281,957.95
Shares	Common	Direct with the Company	Exerc Options	18	25,385	R$ 11.9720	R$ 303,909.22
Shares	Common	Direct with the Company	Exerc Options	18	38,830	R$ 17.1980	R$ 667,798.34

Shares	Common	Direct with the Company	Exerc Options	19	40,475	R$ 6.9588	R$ 281,657.43
Shares	Common	Direct with the Company	Diferred Shares	19	4,033	R$ 0.00	R$ 0.00
Shares	Common	Direct with the Company	Exerc Options	23	23,300	R$ 17.1980	R$ 400,713.40
Shares	Common	Direct with the Company	Exerc Options	23	29,028	R$ 17.5600	R$ 509,731.68
Shares	Common	Direct with the Company	Exerc Options	23	32,177	R$ 16.8500	R$ 542,182.45
			Total Sell		529,881		R$ 6,932,077.91
Shares	Common	Direct with the Company	Plan of Shares Acquisition	06	6,117	R$ 18.45	R$ 112,858.65
Shares	Common	Direct with the Company	Plan of Shares Acquisition	13	104,467	R$ 19.01	R$ 1,985,917.67
Shares	Common	Direct with the Company	Plan of Shares Acquisition	16	41,094	R$ 19.08	R$ 784,073.52
Shares	Common	Direct with the Company	Plan of Shares Acquisition	18	80,570	R$ 19.09	R$ 1,538,081.30
Shares	Common	Direct with the Company	Plan of Shares Acquisition	20	8,961	R$ 18.91	R$ 169,452.51
Shares	Common	Direct with the Company	Plan of Shares Acquisition	23	76,616	R$ 18.96	R$ 1,452,639.36
Shares	Common	Direct with the Company	Plan of Shares Acquisition	26	733,800	R$ 19.22	R$ 14,103,636.00
			Total Buy		1,051,625		R$ 20,146,659.01
ADR	Common	Direct with the Company	Conversion into ADR	16	7,002	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	20	3,122	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	20	5,409	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	23	97,667	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Conversion into ADR	27	8,027	R$ 0.00	R$ 0.00
			Conversion into ADR (Buy)		121,227		R$ 0.00
ADR	Common	Direct with the Company	Plan of Shares Acquisition	16	32,473	R$ 19.0538472	R$ 618,735.58
ADR	Common	Direct with the Company	Plan of Shares Acquisition	20	24,491	R$ 19.0570511	R$ 466,726.24
ADR	Common	Direct with the Company	Plan of Shares Acquisition	27	5,298	R$ 19.0984560	R$ 101,183.62
			Total Buy		62,262		R$ 1,186,645.44
ADR	Common	Direct with the Company	Exerc Options	16	39,475	R$ 15.6741122	R$ 618,735.58
ADR	Common	Direct with the Company	Exerc Options	20	29,900	R$ 15.6095732	R$ 466,726.24
ADR	Common	Direct with the Company	Diferred ADR	20	3,122	R$ 0.00	R$ 0.00
ADR	Common	Direct with the Company	Phantom ADR	23	97,667	R$ 15.9180860	R$ 1,554,671.70
ADR	Common	Direct with the Company	Exerc Options	27	13,325	R$ 7.5935174	R$ 101,183.62
			Total Sell		183,489		R$ 2,741,317.14

Final Balance

Securities / Derivatives		Securities Characteristics (2)				Quantity
Shares		Common				3,621,907

(1)    When filling in the form, delete the lines that do not have any information. If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information.

(2)    Issue/Series, convertibility, simple, term, guaranties, type/class, among others.

(3)    Quantity multiplied by price.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2020

AMBEV S.A.

By:	/s/ Fernando Mommensohn Tennenbaum
Fernando Mommensohn Tennenbaum Chief Financial and Investor Relations Officer